Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of October, 2006

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Notice to the Market – Ultrapar announces succession of its Chief Executive Officer, October 16, 2006

Item 1

NOTICE TO THE MARKET

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001 -39

ULTRAPAR ANNOUNCES THE SUCCESSION OF ITS CHIEF EXECUTIVE OFFICER

Ultrapar Participações S.A. (BOVESPA: UGPA4 / NYSE: UGP), a company engaged in the distribution of LPG (Ultragaz), the production of chemicals (Oxiteno), as well as logistics for chemical products and fuels (Ultracargo), today announces the succession of its Chief Executive Officer. Paulo Guilherme Aguiar Cunha will be succeeded by Pedro Wongtschowski from January 1, 2007.

The appointment of Pedro Wongtschowski to this post represents the final consolidation of the professionalization process of the Ultra group, begun in 1984 and which now focuses basically on the sustainable growth of the group's businesses and the continued improvement of its corporate governance practices.

Pedro Wongtschowski began his professional career at Oxiteno, where he is currently the Chief Executive Officer. He has been a member of the Executive Board of Ultrapar since 1985, and is therefore extremely familiar with all the company’s businesses.

After this succession, Paulo Guilherme Aguiar Cunha will act solely as Ultrapar’s Chairman of the Board of Directors, a position he occupied together with his role as Chief Executive Officer of the Group since 1998.

For the position of chief executive officer at Oxiteno, the group has nominated João Benjamin Parolin, currently the sales director of that company.

São Paulo, October 16, 2006.

Paulo G. A. Cunha

Chairman of the Board of Directors

ULTRAPAR PARTICIPAÇÕES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.
Date:	October 16, 2006

		By:	/s/ Fábio Schvartsman

			Name:	Fábio Schvartsman
			Title:	Chief Financial and Investor Relations Officer

(Notice to the Market, October 16, 2006)